Exhibit 3.1

CERTIFICATE OF AMENDMENT OF RESTATED CERTIFICATE OF INCORPORATION
OF
DEVRY EDUCATION GROUP INC.
It is hereby certified that:
1.             The name of the corporation (hereinafter called the “Corporation”) is DeVry Education Group Inc.
2.             The Restated Certificate of Incorporation of the Corporation is hereby amended by striking out Article FIRST in its entirety and by substituting in lieu of Article FIRST the following:
“FIRST: The name of the Corporation is Adtalem Global Education Inc. (hereinafter the “Corporation”).”
3.             The amendment of the Restated Certificate of Incorporation herein certified has been duly adopted and has been given in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
Dated as of: May 23, 2017

/s/ Lisa W. Wardell
Lisa W. Wardell
Chief Executive Officer and President